UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Zale Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

988858106
(CUSIP Number)

MICHAEL FASTERT
TIG ADVISORS, LLC
520 Madison Avenue, 26th Floor
New York, New York 10022
(212) 396-8698

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 988858106

1	NAME OF REPORTING PERSON TIG ARBITRAGE ASSOCIATES MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,142
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 175,142
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,142*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 5,600 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 988858106

1	NAME OF REPORTING PERSON TIG ARBITRAGE ENHANCED MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 467,832
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 467,832
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,832*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

* Includes 15,000 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 988858106

1	NAME OF REPORTING PERSON TFI PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 642,974
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 642,974
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 642,974*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

* Includes 20,600 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 988858106

1	NAME OF REPORTING PERSON TIG ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,104,775
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,104,775
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,104,775*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO, IA

* Includes 131,800 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 988858106

1	NAME OF REPORTING PERSON CARL TIEDEMANN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,104,775
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,104,775
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,104,775*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

* Includes 131,800 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 988858106

1	NAME OF REPORTING PERSON MICHAEL TIEDEMANN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,104,775
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,104,775
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,104,775*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

* Includes 131,800 Shares underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 988858106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). The Reporting Persons (as defined below) believe that in accordance to Rule 13d-1(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a Schedule 13G reporting their beneficial ownership of in excess of 5% of the Issuer’s outstanding stock was required to be filed by them within 45 days of the end of the calendar 2014 in which they made such acquisition.  Upon the occurrence of the events outlined in Item 4 below, the Reporting Persons have determined to file this Schedule 13D.

Item 1.                     Security and Issuer.

 This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Zale Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 901 West Walnut Hill Lane, Irving, Texas 75038.

Item 2.                     Identity and Background.

(a)           This statement is filed by:

(i)	TIG Arbitrage Associates Master Fund, L.P., a Cayman Islands exempted limited partnership (“TIG Associates”);

(ii)	TIG Arbitrage Enhanced Master Fund, L.P., a Cayman Islands exempted limited partnership (“TIG Enhanced”);

(iii)	TFI Partners, LLC, a Delaware limited liability company (“TFI Partners”), who serves as the general partner of TIG Associates and TIG Enhanced;

(iv)
TIG Advisors, LLC, a Delaware limited liability company and registered  investment adviser under the Investment Advisers Act of 1940 (“TIG Advisors”), who serves as the investment manager of TIG Associates and TIG Enhanced and of certain managed accounts (the “TIG Advisors Accounts”);

(v)	Carl Tiedemann, who serves as the managing member of each of TIG Advisors and TFI Partners; and

(vi)	Michael Tiedemann, who serves as the managing member of each of TIG Advisors and TFI Partners.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of TIG Associates and TIG Enhanced is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. The address of the principal office of each of TFI Partners, TIG Advisors, Carl Tiedemann and Michael Tiedemann is 520 Madison Avenue, 26th Floor, New York, New York 10022.

CUSIP NO. 988858106

(c)           The principal business of TIG Associates is investing in securities and engaging in all related activities and transactions. The principal business of TIG Enhanced is investing in securities and engaging in all related activities and transactions. The principal business of TFI Partners is serving as the general partner of each of TIG Associates and TIG Enhanced. The principal business of TIG Advisors is serving as the investment manager of the TIG Advisors Accounts. The principal occupation of Carl Tiedemann is serving as the managing member of each of TIG Advisors and TFI Partners. The principal occupation of Michael Tiedemann is serving as the managing member of each of TIG Advisors and TFI Partners.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Carl Tiedemann and Michael Tiedemann are citizens of the United States of America.

Item 3.                     Source and Amount of Funds or Other Consideration.

The Shares purchased by each of TIG Associates and TIG Enhanced and held in the TIG Advisors Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 169,542 Shares beneficially owned by TIG Associates is approximately $3,591,154, including brokerage commissions.  The aggregate purchase price of the call options exercisable into 5,600 Shares owned beneficially by TIG Associates is approximately $5,820, including brokerage commissions. The aggregate purchase price of the 452,832 Shares beneficially owned by TIG Enhanced is approximately $9,616,975, including brokerage commissions.  The aggregate purchase price of the call options exercisable into 15,000 Shares owned beneficially by TIG Enhanced is approximately $18,815, including brokerage commissions. The aggregate purchase price of the 3,350,601 Shares held in the TIG Advisors Accounts is approximately $71,002,757, including brokerage commissions.  The aggregate purchase price of the call options exercisable into 111,200 Shares held in the TIG Advisors Accounts is approximately $126,128, including brokerage commissions.

CUSIP NO. 988858106

Item 4.                     Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Issuer has announced its entry into an Agreement and Plan of Merger, dated February 19, 2014, with Signet Jewelers Limited, a Bermuda corporation (“Signet”), and Carat Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Signet the (“Merger Agreement”).  Pursuant to the Merger Agreement, Signet will acquire all of the issued and outstanding stock of the Issuer for $21.00 per share in cash consideration. After careful examination of the relevant public materials, the Reporting Persons have determined that they do not believe the Merger as currently contemplated is in the best interests of the Issuer’s shareholders.

Accordingly, on May 9, 2014, the Reporting Persons published a detailed investor presentation supporting their position that the Merger provides inadequate consideration to the Issuer’s shareholders that was derived after a flawed evaluation process.  The Reporting Persons demonstrated in the presentation that the Issuer and its financial advisors relied on stale financial information that fails to capture financial improvements since July 31, 2013 (the date of the financials used by the Issuer and its advisors) as well as current management projections that envision continued significant improvement.  The Reporting Persons noted their belief that the Issuer stock was depressed because of the announcement by Golden Gate, a 23% shareholder of the Issuer, of its intention to divest of its interest in the Issuer and information asymmetry where management’s projections were not fully assimilated by the market. The Reporting Persons also highlighted their view that the extraordinary synergies available from the business combination of the two dominant national jewelry companies should have been equitably shared and should have resulted in a higher merger consideration or a stock component in the consideration that would allow the Issuer’s shareholders to participate in the value created by unlocking deal synergies.  The Reporting Persons noted that the Issuer had failed to address conflicts of interest with its financial advisor and had allowed the director representative of Golden Gate to participate in the deliberations on the Merger despite apparent conflict and even sit on the Negotiation Committee charged with evaluating the transaction.  The Reporting Persons concluded by explaining that by negotiating a late “end date” of February 19, 2015 by which the Merger must be completed, the Board effectively granted a valuable put option to the Issuer’s shareholders allowing them the benefit of seeing the Issuer’s financial results and projections over the next three quarters before they must make a decision to support or reject the Merger.  Based on the Reporting Persons’ reading of the Merger Agreement, if there is no quorum to do business at the special meeting scheduled to be held on May 29, 2014 (the “Special Meeting”), then, without jeopardy to the Merger, the Board may adjourn the Special Meeting to provide the Issuer’s shareholders extended time to evaluate and consider the Merger prior to making an informed decision on whether it should be approved on its current terms. A full copy of the investor presentation is attached as Exhibit 99.1 and is incorporated herein by reference.

Also on May 9, 2014, the Reporting Persons filed a preliminary proxy statement with the SEC in connection with their solicitation of proxies in opposition to the Merger.

CUSIP NO. 988858106

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.                     Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 43,145,744 Shares outstanding as of April 30, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Form DEFM 14A, filed with the Securities and Exchange Commission on May 1, 2014.

A.	TIG Associates

(a)	As of the close of business on May 8, 2014, TIG Associates beneficially owned 175,142 Shares, including 5,600 Shares underlying certain call options exercisable within 60 days hereof.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 175,142
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 175,142
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by TIG Associates during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	TIG Enhanced

(a)	As of the close of business on May 8, 2014, TIG Enhanced beneficially owned 467,832 Shares, including 15,000 Shares underlying certain call options exercisable within 60 days hereof.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 467,832
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 467,832
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 988858106

(c)	The transactions in the securities of the Issuer by TIG Enhanced during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	TFI Partners

(a)
TFI Partners, as the general partner of each of TIG Associates and TIG Enhanced, may be deemed the beneficial owner of the (i) 175,142 Shares owned by TIG Associates and (ii) 467,832 Shares owned by TIG Enhanced.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 642,974
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 642,974
4. Shared power to dispose or direct the disposition: 0

(c)
TFI Partners has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of each of TIG Associates and TIG Enhanced during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	TIG Advisors

(a)
As of the close of business on May 8, 2014, 3,461,801 Shares were held in the TIG Advisors Accounts, including 111,200 Shares underlying certain call options exercisable within 60 days hereof.  TIG Advisors, as the investment manager of each of TIG Associates, TIG Enhanced and the TIG Advisors Accounts, may be deemed the beneficial owner of the (i) 175,142 Shares owned by TIG Associates, (ii) 467,832 Shares owned by TIG Enhanced, and (iii) 3,461,801 Shares held in the TIG Advisors Accounts.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 4,104,775
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,104,775
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by TIG Advisors through the TIG Advisors Accounts and on behalf of each of TIG Associates and TIG Enhanced during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Carl Tiedemann

(a)
Carl Tiedemann, as the managing member of each of TIG Advisors and TFI Partners, may be deemed the beneficial owner of the (i) 175,142 Shares owned by TIG Associates, (ii) 467,832 Shares owned by TIG Enhanced, and (iii) 3,461,801 Shares held in the TIG Advisors Accounts.

Percentage: Approximately 9.5%

CUSIP NO. 988858106

(b)	1. Sole power to vote or direct vote: 4,104,775
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,104,775
4. Shared power to dispose or direct the disposition: 0

(c)
Carl Tiedemann has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of each of TIG Associates and TIG Enhanced and through the TIG Advisors Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Michael Tiedemann

(a)
Michael Tiedemann, as the managing member of each of TIG Advisors and TFI Partners, may be deemed the beneficial owner of the (i) 175,142 Shares owned by TIG Associates, (ii) 467,832 Shares owned by TIG Enhanced, and (iii) 3,461,801 Shares held in the TIG Advisors Accounts.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 4,104,775
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,104,775
4. Shared power to dispose or direct the disposition: 0

(c)
Michael Tiedemann has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of each of TIG Associates and TIG Enhanced and through the TIG Advisors Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.                    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 9, 2014, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which the Reporting Persons agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer and (b) solicit proxies in opposition to the Merger at the Special Meeting.  A copy of this agreement is attached as exhibit 99.2 hereto and is incorporated herein by reference.

TIG Associates has purchased in the open market from counterparties the right to call up to 5,600 Shares at a price of $20 per Share, if such right is exercised prior to or on May 17, 2014. TIG Associates has purchased in the open market from counterparties put options referencing an aggregate of 7,700 Shares at a price of $20 per Share, if such right is exercised prior to or on May 17, 2014.

CUSIP NO. 988858106

TIG Enhanced has purchased in the open market from counterparties the right to call up to 15,000 Shares at a price of $20 per Share, if such right is exercised prior to or on May 17, 2014. TIG Enhanced has purchased in the open market from counterparties put options referencing an aggregate of 20,500 Shares at a price of $20 per Share, if such right is exercised prior to or on May 17, 2014.

TIG Advisors, through the TIG Advisors Accounts, has purchased in the open market from counterparties the right to call up to 111,200 Shares at a price of $20 per Share, if such right is exercised prior to or on May 17, 2014. TIG Advisors, through the TIG Advisors Accounts, has purchased in the open market from counterparties put options referencing an aggregate of 151,900 Shares at a price of $20 per Share, if such right is exercised prior to or on May 17, 2014.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.                    Material to be Filed as Exhibits.

99.1	Investor Presentation, dated May 9, 2014.

99.2
Joint Filing and Solicitation Agreement by and among TIG Arbitrage Associates Master Fund, L.P.; TIG Arbitrage Enhanced Master Fund, L.P.; TFI Partners, LLC; TIG Advisors, LLC; Carl Tiedemann; and Michael Tiedemann, dated May 9, 2014.

CUSIP NO. 988858106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2014

TIG Arbitrage Associates Master Fund, L.P.

By:	TIG Advisors, LLC Investment Manager

By:	/s/ Michael Tiedemann
	Name:	Michael Tiedemann
	Title:	Managing Member

TIG Arbitrage Enhanced Master Fund, L.P.

By:	TIG Advisors, LLC Investment Manager

By:	/s/ Michael Tiedemann
	Name:	Michael Tiedemann
	Title:	Managing Member

TFI Partners, LLC

By:	/s/ Michael Tiedemann
	Name:	Michael Tiedemann
	Title:	Managing Member

TIG Advisors, LLC

By:	/s/ Michael Tiedemann
	Name:	Michael Tiedemann
	Title:	Managing Member

/s/ Carl Tiedemann
Carl Tiedemann

/s/ Michael Tiedemann
Michael Tiedemann

CUSIP NO. 988858106

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Class of Security	Amount of Securities Acquired/(Disposed)	Price ($)	Date of Transaction

TIG ARBITRAGE ASSOCIATES MASTER FUND, L.P.

Common Stock	30	21.6100	03/07/2014
Common Stock	2,419	21.5635	03/10/2014
Common Stock	2,558	21.6885	03/11/2014
Common Stock	248	21.6600	03/11/2014
Common Stock	2,703	21.5077	03/12/2014
Common Stock	5,764	21.5544	03/12/2014
Common Stock	14,936	21.2317	03/13/2014
Common Stock	4,979	21.2817	03/13/2014
Common Stock	3,734	21.0885	03/14/2014
Common Stock	1,245	21.0900	03/17/2014
Common Stock	761	21.3699	03/19/2014
Common Stock	1,343	21.0684	03/21/2014
Common Stock	1,997	21.0738	03/21/2014
Common Stock	1,123	21.0050	03/26/2014
Common Stock	(7,943)	20.9320	03/31/2014
Common Stock	(2,428)	20.9804	04/01/2014
Common Stock	(3,703)	21.0345	04/02/2014
Common Stock	1,211	21.2026	04/07/2014
Common Stock	2,168	21.0905	04/07/2014
Common Stock	43	21.0551	04/07/2014
Common Stock	1,194	21.0600	04/07/2014
Common Stock	1,085	21.1900	04/07/2014
Common Stock	3,157	21.1417	04/07/2014
Common Stock	1,336	21.2248	04/09/2014
Common Stock	51	21.4553	04/09/2014
Common Stock	13	21.2400	04/09/2014
Common Stock	7,243	21.2751	04/10/2014
Common Stock	3,930	21.2559	04/10/2014
Common Stock	1,136	21.1698	04/11/2014
Common Stock	2,137	21.2206	04/11/2014
Common Stock	1,495	21.1556	04/14/2014
Common Stock	2,838	21.1208	04/14/2014
Common Stock	1,312	21.1263	04/14/2014
Common Stock	1,061	21.1100	04/15/2014
Common Stock	5	21.1500	04/16/2014
Common Stock	(4)	21.1300	04/16/2014
Common Stock	4,736	21.3641	04/30/2014

April 19, 2014 Call Option ($20 Strike Price)	1	135.5400	04/16/2014
April 19, 2014 Call Option ($20 Strike Price)	(1)	89.4900	04/17/2014

CUSIP NO. 988858106

April 19, 2014 Put Option ($20 Strike Price)	1	10.5400	04/16/2014

May 17, 2014 Call Option ($20 Strike Price)	1	185.2000	03/19/2014
May 17, 2014 Call Option ($20 Strike Price)	1	125.5400	03/26/2014
May 17, 2014 Call Option ($20 Strike Price)	(4)	100.4950	03/31/2014
May 17, 2014 Call Option ($20 Strike Price)	1	130.5400	04/17/2014
May 17, 2014 Call Option ($20 Strike Price)	1	150.5400	04/30/2014

May 17, 2014 Put Option ($20 Strike Price)	1	25.5400	03/12/2014
May 17, 2014 Put Option ($20 Strike Price)	(10)	4.4980	03/31/2014
May 17, 2014 Put Option ($20 Strike Price)	(6)	4.4983	03/31/2014
May 17, 2014 Put Option ($20 Strike Price)	8	6.6725	04/30/2014
May 17, 2014 Put Option ($20 Strike Price)	1	10.5400	05/07/2014

TIG ARBITRAGE ENHANCED MASTER FUND, L.P.

Common Stock	67	21.6100	03/07/2014
Common Stock	5,302	21.5635	03/10/2014
Common Stock	5,604	21.6885	03/11/2014
Common Stock	543	21.6600	03/11/2014
Common Stock	5,927	21.5077	03/12/2014
Common Stock	12,754	21.5544	03/12/2014
Common Stock	32,748	21.2317	03/13/2014
Common Stock	10,915	21.2817	03/13/2014
Common Stock	8,187	21.0885	03/14/2014
Common Stock	2,729	21.0900	03/17/2014
Common Stock	296	21.3699	03/19/2014
Common Stock	2,932	21.0684	03/21/2014
Common Stock	4,359	21.0738	03/21/2014
Common Stock	806	21.0050	03/26/2014
Common Stock	21,580	21.0200	03/31/2014
Common Stock	12,428	21.0000	03/31/2014
Common Stock	10,386	20.9372	03/31/2014
Common Stock	(182)	20.9320	03/31/2014
Common Stock	(670)	20.9804	04/01/2014
Common Stock	(9,826)	21.0345	04/02/2014
Common Stock	3,202	21.2026	04/07/2014
Common Stock	5,735	21.0905	04/07/2014
Common Stock	113	21.0550	04/07/2014
Common Stock	1,925	21.0600	04/07/2014
Common Stock	2,867	21.1900	04/07/2014
Common Stock	8,350	21.1417	04/07/2014

CUSIP NO. 988858106

Common Stock	3,550	21.2248	04/09/2014
Common Stock	1,894	21.4553	04/09/2014
Common Stock	34	21.2400	04/09/2014
Common Stock	19,242	21.2751	04/10/2014
Common Stock	10,441	21.2559	04/10/2014
Common Stock	3,017	21.1698	04/11/2014
Common Stock	5,678	21.2206	04/11/2014
Common Stock	3,974	21.1556	04/14/2014
Common Stock	7,539	21.1208	04/14/2014
Common Stock	3,485	21.1263	04/14/2014
Common Stock	2,811	21.1100	04/15/2014
Common Stock	(1,269)	21.1302	04/16/2014
Common Stock	2,363	21.2879	04/23/2014
Common Stock	13,578	21.3641	04/30/2014
Common Stock	327	21.2504	05/07/2014

April 19, 2014 Call Option ($20 Strike Price)	2	135.5400	04/16/2014
April 19, 2014 Call Option ($20 Strike Price)	(2)	89.4600	04/17/2014

April 19, 2014 Put Option ($20 Strike Price)	2	10.5400	04/16/2014

May 17, 2014 Call Option ($20 Strike Price)	2	185.2000	03/19/2014
May 17, 2014 Call Option ($20 Strike Price)	1	125.5400	03/26/2014
May 17, 2014 Call Option ($20 Strike Price)	17	120.5394	03/31/2014
May 17, 2014 Call Option ($20 Strike Price)	4	130.5400	04/17/2014
May 17, 2014 Call Option ($20 Strike Price)	(1)	114.4600	04/23/2014
May 17, 2014 Call Option ($20 Strike Price)	4	150.5400	04/30/2014

May 17, 2014 Put Option ($20 Strike Price)	16	25.5394	03/12/2014
May 17, 2014 Put Option ($20 Strike Price)	(4)	4.4600	03/31/2014
May 17, 2014 Put Option ($20 Strike Price)	1	15.5400	04/09/2014
May 17, 2014 Put Option ($20 Strike Price)	22	6.6732	04/30/2014
May 17, 2014 Put Option ($20 Strike Price)	2	10.5400	05/07/2014

TIG ADVISORS, LLC
(Through the TIG Advisors Accounts)

Common Stock	59	21.6000	03/07/2014
Common Stock	46	21.6000	03/07/2014
Common Stock	81	21.6000	03/07/2014
Common Stock	125	21.6000	03/07/2014
Common Stock	192	21.6000	03/07/2014
Common Stock	4,597	21.5535	03/10/2014
Common Stock	3,573	21.5535	03/10/2014
Common Stock	6,408	21.5535	03/10/2014
Common Stock	9,859	21.5535	03/10/2014
Common Stock	15,137	21.5535	03/10/2014
Common Stock	4,861	21.6800	03/11/2014
Common Stock	472	21.6500	03/11/2014
Common Stock	3,777	21.6800	03/11/2014
Common Stock	367	21.6500	03/11/2014
Common Stock	6,774	21.6800	03/11/2014
Common Stock	657	21.6500	03/11/2014
Common Stock	10,424	21.6800	03/11/2014
Common Stock	1,011	21.6500	03/11/2014
Common Stock	16,002	21.6800	03/11/2014
Common Stock	1,553	21.6500	03/11/2014
Common Stock	5,136	21.4992	03/12/2014
Common Stock	10,829	21.5444	03/12/2014
Common Stock	3,996	21.4992	03/12/2014
Common Stock	8,615	21.5444	03/12/2014
Common Stock	8,565	21.4992	03/12/2014
Common Stock	55,000	21.4530	03/12/2014
Common Stock	19,845	21.5444	03/12/2014
Common Stock	11,023	21.4992	03/12/2014
Common Stock	23,668	21.5444	03/12/2014
Common Stock	16,950	21.4992	03/12/2014
Common Stock	37,501	21.5444	03/12/2014
Common Stock	28,373	21.2232	03/13/2014
Common Stock	9,457	21.2717	03/13/2014
Common Stock	22,075	21.2232	03/13/2014
Common Stock	7,359	21.2717	03/13/2014
Common Stock	47,322	21.2232	03/13/2014
Common Stock	15,775	21.2717	03/13/2014
Common Stock	60,900	21.2232	03/13/2014
Common Stock	20,300	21.2717	03/13/2014
Common Stock	93,646	21.2232	03/13/2014
Common Stock	31,215	21.2717	03/13/2014
Common Stock	7,094	21.0800	03/14/2014
Common Stock	5,519	21.0800	03/14/2014
Common Stock	11,830	21.0800	03/14/2014
Common Stock	15,224	21.0800	03/14/2014
Common Stock	23,412	21.0800	03/14/2014
Common Stock	2,364	21.0800	03/17/2014
Common Stock	1,839	21.0800	03/17/2014
Common Stock	3,944	21.0800	03/17/2014
Common Stock	5,075	21.0800	03/17/2014
Common Stock	7,804	21.0800	03/17/2014
Common Stock	6,041	21.3639	03/19/2014
Common Stock	1,902	21.3639	03/19/2014
Common Stock	1,716	21.0599	03/21/2014

CUSIP NO. 988858106

Common Stock	3,763	21.0638	03/21/2014
Common Stock	1,815	21.0599	03/21/2014
Common Stock	2,934	21.0638	03/21/2014
Common Stock	4,289	21.0599	03/21/2014
Common Stock	6,378	21.0638	03/21/2014
Common Stock	5,465	21.0599	03/21/2014
Common Stock	8,126	21.0638	03/21/2014
Common Stock	7,440	21.0599	03/21/2014
Common Stock	12,443	21.0638	03/21/2014
Common Stock	(3,824)	20.9953	03/26/2014
Common Stock	423	20.9990	03/26/2014
Common Stock	33,717	20.9990	03/26/2014
Common Stock	2,921	20.9990	03/26/2014
Common Stock	(1)	20.9953	03/26/2014
Common Stock	10	20.9990	03/26/2014
Common Stock	(247)	20.9410	03/31/2014
Common Stock	3,393	20.9700	03/31/2014
Common Stock	5,611	20.9312	03/31/2014
Common Stock	(174)	20.9410	03/31/2014
Common Stock	(456)	20.9410	03/31/2014
Common Stock	1	20.9312	03/31/2014
Common Stock	(545)	20.9410	03/31/2014
Common Stock	28,420	20.9900	03/31/2014
Common Stock	34,179	20.9700	03/31/2014
Common Stock	24,982	20.9312	03/31/2014
Common Stock	(613)	20.9410	03/31/2014
Common Stock	(165)	20.9894	04/01/2014
Common Stock	(167)	20.9894	04/01/2014
Common Stock	(304)	20.9894	04/01/2014
Common Stock	(363)	20.9894	04/01/2014
Common Stock	(903)	20.9894	04/01/2014
Common Stock	(7,332)	21.0650	04/02/2014
Common Stock	(6,052)	21.0650	04/02/2014
Common Stock	70,000	21.0650	04/02/2014
Common Stock	(16,137)	21.0650	04/02/2014
Common Stock	(26,950)	21.0650	04/02/2014
Common Stock	1,615	21.1941	04/07/2014
Common Stock	4,243	21.0820	04/07/2014
Common Stock	2,121	21.1600	04/07/2014
Common Stock	6,177	21.1217	04/07/2014
Common Stock	1,971	21.1941	04/07/2014
Common Stock	3,530	21.0820	04/07/2014
Common Stock	70	21.0500	04/07/2014
Common Stock	1,063	21.0300	04/07/2014
Common Stock	1,765	21.1600	04/07/2014
Common Stock	5,140	21.1217	04/07/2014
Common Stock	5,138	21.1941	04/07/2014
Common Stock	9,203	21.0820	04/07/2014
Common Stock	182	21.0500	04/07/2014
Common Stock	802	21.0300	04/07/2014
Common Stock	4,602	21.1600	04/07/2014
Common Stock	13,400	21.1217	04/07/2014

CUSIP NO. 988858106

Common Stock	5,267	21.1941	04/07/2014
Common Stock	9,433	21.0820	04/07/2014
Common Stock	184	21.0500	04/07/2014
Common Stock	4,074	21.0300	04/07/2014
Common Stock	4,717	21.1600	04/07/2014
Common Stock	13,735	21.1217	04/07/2014
Common Stock	8,758	21.1941	04/07/2014
Common Stock	15,688	21.0820	04/07/2014
Common Stock	308	21.0500	04/07/2014
Common Stock	2,708	21.0300	04/07/2014
Common Stock	7,843	21.1600	04/07/2014
Common Stock	22,841	21.1217	04/07/2014
Common Stock	2,626	21.2198	04/09/2014
Common Stock	1,463	21.4253	04/09/2014
Common Stock	25	21.2100	04/09/2014
Common Stock	2,185	21.2198	04/09/2014
Common Stock	1,176	21.4253	04/09/2014
Common Stock	21	21.2100	04/09/2014
Common Stock	5,997	21.2198	04/09/2014
Common Stock	35,077	21.4253	04/09/2014
Common Stock	57	21.2100	04/09/2014
Common Stock	5,825	21.2198	04/09/2014
Common Stock	1,647	21.4253	04/09/2014
Common Stock	56	21.2100	04/09/2014
Common Stock	9,742	21.2198	04/09/2014
Common Stock	8,692	21.4253	04/09/2014
Common Stock	94	21.2100	04/09/2014
Common Stock	14,237	21.2451	04/10/2014
Common Stock	7,725	21.2259	04/10/2014
Common Stock	11,845	21.2451	04/10/2014
Common Stock	6,427	21.2259	04/10/2014
Common Stock	32,509	21.2451	04/10/2014
Common Stock	17,640	21.2259	04/10/2014
Common Stock	31,575	21.2451	04/10/2014
Common Stock	17,133	21.2259	04/10/2014
Common Stock	52,812	21.2451	04/10/2014
Common Stock	28,656	21.2259	04/10/2014
Common Stock	2,234	21.1398	04/11/2014
Common Stock	4,200	21.1906	04/11/2014
Common Stock	1,858	21.1398	04/11/2014
Common Stock	3,495	21.1906	04/11/2014
Common Stock	5,099	21.1398	04/11/2014
Common Stock	9,592	21.1906	04/11/2014
Common Stock	4,953	21.1398	04/11/2014
Common Stock	9,316	21.1906	04/11/2014
Common Stock	8,285	21.1398	04/11/2014
Common Stock	15,582	21.1906	04/11/2014
Common Stock	2,941	21.1471	04/14/2014
Common Stock	5,579	21.1123	04/14/2014
Common Stock	2,578	21.0963	04/14/2014
Common Stock	2,446	21.1471	04/14/2014
Common Stock	4,641	21.1123	04/14/2014

CUSIP NO. 988858106

Common Stock	2,146	21.0963	04/14/2014
Common Stock	6,714	21.1471	04/14/2014
Common Stock	12,738	21.1123	04/14/2014
Common Stock	5,888	21.0963	04/14/2014
Common Stock	6,522	21.1471	04/14/2014
Common Stock	12,372	21.1123	04/14/2014
Common Stock	5,719	21.0963	04/14/2014
Common Stock	10,908	21.1471	04/14/2014
Common Stock	20,693	21.1123	04/14/2014
Common Stock	9,566	21.0963	04/14/2014
Common Stock	2,027	21.0800	04/15/2014
Common Stock	1,733	21.0800	04/15/2014
Common Stock	5,043	21.0800	04/15/2014
Common Stock	4,620	21.0800	04/15/2014
Common Stock	7,705	21.0800	04/15/2014
Common Stock	(9,182)	21.1392	04/16/2014
Common Stock	(369)	21.1392	04/16/2014
Common Stock	43,095	21.1431	04/16/2014
Common Stock	(20)	21.1392	04/16/2014
Common Stock	(1,099)	21.1392	04/16/2014
Common Stock	(5,122)	21.1392	04/16/2014
Common Stock	(2,768)	21.2808	04/23/2014
Common Stock	1,412	21.2819	04/23/2014
Common Stock	25,041	21.2819	04/23/2014
Common Stock	(1)	21.2808	04/23/2014
Common Stock	1,974	21.2819	04/23/2014
Common Stock	(1)	21.2808	04/23/2014
Common Stock	10,174	21.2819	04/23/2014
Common Stock	745	21.3581	04/30/2014
Common Stock	(34,243)	21.3570	04/30/2014
Common Stock	33,724	21.3581	04/30/2014
Common Stock	(739)	21.3570	04/30/2014
Common Stock	(2,264)	21.2345	05/07/2014
Common Stock	36,566	21.2504	05/07/2014

April 19, 2014 Call Option ($20 Strike Price)	2	135.5400	04/16/2014
April 19, 2014 Call Option ($20 Strike Price)	1	135.5400	04/16/2014
April 19, 2014 Call Option ($20 Strike Price)	4	135.5400	04/16/2014
April 19, 2014 Call Option ($20 Strike Price)	4	135.5400	04/16/2014
April 19, 2014 Call Option ($20 Strike Price)	7	135.5400	04/16/2014
April 19, 2014 Call Option ($20 Strike Price)	(2)	89.4600	04/17/2014
April 19, 2014 Call Option ($20 Strike Price)	(1)	89.4600	04/17/2014
April 19, 2014 Call Option ($20 Strike Price)	(4)	89.4575	04/17/2014
April 19, 2014 Call Option ($20 Strike Price)	(4)	89.4575	04/17/2014

CUSIP NO. 988858106

April 19, 2014 Call Option ($20 Strike Price)	(7)	89.4586	04/17/2014

April 19, 2014 Put Option ($20 Strike Price)	2	10.5400	04/16/2014
April 19, 2014 Put Option ($20 Strike Price)	1	10.5400	04/16/2014
April 19, 2014 Put Option ($20 Strike Price)	4	10.5400	04/16/2014
April 19, 2014 Put Option ($20 Strike Price)	4	10.5400	04/16/2014
April 19, 2014 Put Option ($20 Strike Price)	6	10.5400	04/16/2014

May 17, 2014 Call Option ($20 Strike Price)	29	185.5390	03/12/2014
May 17, 2014 Call Option ($20 Strike Price)	1	185.5400	03/12/2014
May 17, 2014 Call Option ($20 Strike Price)	1	185.2100	03/19/2014
May 17, 2014 Call Option ($20 Strike Price)	4	185.2050	03/19/2014
May 17, 2014 Call Option ($20 Strike Price)	3	185.2067	03/19/2014
May 17, 2014 Call Option ($20 Strike Price)	4	185.2075	03/19/2014
May 17, 2014 Call Option ($20 Strike Price)	14	125.5386	03/26/2014
May 17, 2014 Call Option ($20 Strike Price)	3	125.5400	03/26/2014
May 17, 2014 Call Option ($20 Strike Price)	1	125.5400	03/26/2014
May 17, 2014 Call Option ($20 Strike Price)	(1)	100.4600	03/31/2014
May 17, 2014 Call Option ($20 Strike Price)	4	120.5400	03/31/2014
May 17, 2014 Call Option ($20 Strike Price)	34	120.5391	03/31/2014
May 17, 2014 Call Option ($20 Strike Price)	31	120.5400	04/03/2014
May 17, 2014 Call Option ($20 Strike Price)	10	145.5400	04/09/2014
May 17, 2014 Call Option ($20 Strike Price)	2	130.5400	04/17/2014
May 17, 2014 Call Option ($20 Strike Price)	26	130.5404	04/17/2014
May 17, 2014 Call Option ($20 Strike Price)	6	130.5400	04/17/2014
May 17, 2014 Call Option ($20 Strike Price)	11	130.5400	04/17/2014
May 17, 2014 Call Option ($20 Strike Price)	(2)	114.4500	04/23/2014
May 17, 2014 Call Option ($20 Strike Price)	(1)	114.4600	04/23/2014
May 17, 2014 Call Option ($20 Strike Price)	7	135.5400	04/23/2014
May 17, 2014 Call Option ($20 Strike Price)	(2)	114.4600	04/23/2014

CUSIP NO. 988858106

May 17, 2014 Call Option ($20 Strike Price)	(2)	114.4600	04/23/2014
May 17, 2014 Call Option ($20 Strike Price)	1	135.5400	04/23/2014
May 17, 2014 Call Option ($20 Strike Price)	(12)	114.4575	04/30/2014
May 17, 2014 Call Option ($20 Strike Price)	10	150.5400	04/30/2014
May 17, 2014 Call Option ($20 Strike Price)	(1)	114.4600	04/30/2014
May 17, 2014 Call Option ($20 Strike Price)	(2)	114.4600	04/30/2014
May 17, 2014 Call Option ($20 Strike Price)	14	160.5400	05/07/2014

May 17, 2014 Put Option ($20 Strike Price)	6	25.5383	03/12/2014
May 17, 2014 Put Option ($20 Strike Price)	7	25.5386	03/12/2014
May 17, 2014 Put Option ($20 Strike Price)	77	25.5391	03/12/2014
May 17, 2014 Put Option ($20 Strike Price)	13	25.5392	03/12/2014
May 17, 2014 Put Option ($20 Strike Price)	25	25.5392	03/12/2014
May 17, 2014 Put Option ($20 Strike Price)	(14)	4.4607	03/31/2014
May 17, 2014 Put Option ($20 Strike Price)	(10)	4.4610	03/31/2014
May 17, 2014 Put Option ($20 Strike Price)	(4)	4.4600	03/31/2014
May 17, 2014 Put Option ($20 Strike Price)	(9)	4.4611	03/31/2014
May 17, 2014 Put Option ($20 Strike Price)	(17)	4.4606	03/31/2014
May 17, 2014 Put Option ($20 Strike Price)	(22)	4.4609	03/31/2014
May 17, 2014 Put Option ($20 Strike Price)	(24)	4.4608	03/31/2014
May 17, 2014 Put Option ($20 Strike Price)	(30)	4.4610	03/31/2014
May 17, 2014 Put Option ($20 Strike Price)	40	15.2650	04/03/2014
May 17, 2014 Put Option ($20 Strike Price)	17	15.5400	04/09/2014
May 17, 2014 Put Option ($20 Strike Price)	1	10.5400	04/23/2014
May 17, 2014 Put Option ($20 Strike Price)	29	10.5400	04/23/2014
May 17, 2014 Put Option ($20 Strike Price)	1	10.5400	04/23/2014
May 17, 2014 Put Option ($20 Strike Price)	4	10.5400	04/23/2014
May 17, 2014 Put Option ($20 Strike Price)	6	6.6733	04/30/2014
May 17, 2014 Put Option ($20 Strike Price)	45	6.6738	04/30/2014

CUSIP NO. 988858106

May 17, 2014 Put Option ($20 Strike Price)	26	6.6735	04/30/2014
May 17, 2014 Put Option ($20 Strike Price)	43	6.6733	04/30/2014
May 17, 2014 Put Option ($20 Strike Price)	22	10.5400	05/07/2014